UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Magal Security Systems Ltd.
                          ---------------------------
                                (Name of Issuer)

                    Ordinary Shares, NIS 1.0 Par Value per Share
                    --------------------------------------------
                         (Title of Class of Securities)

                                   M6786D 10 4
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A
CUSIP No.M6786D 10 4

1.  Names of Reporting Persons:    Jacob Even-Ezra
      I.R.S. Identification Nos. of above persons (entities only):    N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [ ]

          (b) [X]

3.  SEC Use Only


4.  Citizenship or Place of Organization:    Israel

Number of             5.  Sole Voting Power:              619,899
Shares
Beneficially          6.  Shared Voting Power:            N/A
Owned by
Each                  7.  Sole Dispositive Power:         619,899
Reporting
Person With           8.  Shared Dispositive Power:       N/A

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:   619,899

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                        (See Instructions): [ ]

11.  Percent of Class Represented by Amount in Row (9):    8.1%

12.  Type of Reporting Person (See Instructions):    IN

Item 1.

     (a) The name of the issuer is Magal Security Systems Ltd., an Israeli company (the "Issuer").

     (b) The address of the principal executive offices of the Issuer is P.O. Box 70, Industrial Zone, Yahud, Israel 56100.

Item 2.

     (a)-(c) This Schedule 13G is being filed by Mr. Jacob Even-Erza, an Israeli citizen. Mr. Even-Erza's principal business office is located at P.O. Box 70, Industrial Zone, Yahud, Israel 56100.

     (d)-(e) This statement related to the Ordinary Shares of the Issuer, par value NIS 1.0 per share. The CUSIP No. for such shares is M6786D 10 4.

Item 3.

N/A

Item 4.   Ownership

     As of December 31, 2002, Mr. Even-Erza beneficially owned 619,899 Ordinary Shares, representing 8.1% of the Ordinary Shares outstanding as of such date. Mr. Even-Erza has the power to vote and to dispose of such shares. This includes Mr. Even-Ezra's beneficial ownership of 502,922 ordinary shares held by Mira Mag in which his children, Ornit Dekel, Guy and Asaf-Even Ezra, have an interest and Mr. Even-Ezra's beneficial ownership of an additional 91,227 ordinary shares owned jointly by his three children, over which he has voting and dispositive power.

Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

N/A

                                    SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct.



Date: February 14, 2003




                                                   /s/Jacob Even-Ezra
                                                   ------------------
                                                   Jacob Even- Ezra